貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

08000976

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Washington, DC

February 12, 2008

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

SUPPL

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company and brief English descriptions of such documents, as applicable, which were made public since our last submission dated January 4, 2008, copies of which are enclosed with this letter (a list of index is provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2342 or by facsimile at 011-852-2845-0476.

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
CHEUNG YUK-TONG
P.H. CHIK***
STEPHEN R. ENO*
DAVID FLEMING
ANTHONY JACOBSEN***
SUSAN KENDALL
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU***
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
CHEUK YAN LEUNG
JACKIE LO***
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
JACQUELINE SHEK
CHRISTOPHER SMITH***
DAVID SMITH
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
TRACY WUT
RICKY YIU
PRISCILLA YU

REGISTERED FOREIGN LAWYERS
JENNIFER JIA CHEN (NEW YORK)
SCOTT D. CLEMENS (NEW YORK)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
MARCO MARAZZI (ITALY)
JULIE JIMMERSON PENG (CALIFORNIA)
ALLEN TZO CHING SHYU (ILLINOIS)
JOSEPH T. SIMONE (CALIFORNIA)
BRIAN SPIRES (MARYLAND)
HOWARD WU (CALIFORNIA)
SIMONE W. YEW (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)
DANIAN ZHANG (WASHINGTON, DC)

*Notary Public
**China Appointed Attesting Officer
***Non Resident in Hong Kong

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu/ Ingrid Ling/ Michele Lam

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on January 4, 2008

1. Overseas Regulatory Announcement relating to Announcement in respect of the Resolutions of the 19th Meeting of the Fifth Session of the Board of Directors, dated December 28, 2007, by the Company.

2. Overseas Regulatory Announcement related to Announcement in respect of the Listing of Shares in Circulation Subject to Lock-up, dated January 16, 2008, by the Company.

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese versions of the following announcement will be released on 29 December 2007 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A shares and B shares are listed on the Shanghai Stock Exchange:

Shanghai Jin Jiang International Hotels Development Company Limited

Announcement in respect of the Resolutions of the 19th Meeting of the Fifth Session of the Board of Directors

The Company and all members of the Board of Directors (the "Board") hereby warrant that the information contained in this announcement is true, accurate and complete and jointly and severally accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

The 19th Meeting of the Fifth Session of the Board of Directors of the Company (the "Meeting") was convened on 27 December 2007 by way of communication. 15 directors ("Directors"), representing 100% of the Board, attended the Meeting. The Meeting considered and approved the following resolutions:

I. Resolution in respect of establishing the Audit Committee of the Board:

The Board deliberated and decided to establish the Audit Committee of the Board comprising Dai Jixiong and Lu Xiongwen, both are independent Directors ,

and Lu Zhenggang, a Director, as committee members. Dai Jixiong shall be the chairman (convener).

Voting result: votes in favour of: 15; vote against: 0; votes abstained: 0.

II. Resolution in respect of establishing the Remuneration and Appraisal Committee of the Board:

The Board deliberated and decided to establish the Remuneration and Appraisal Committee of the Board comprising Wang Fanghua and Zhang Fubo, both are independent Directors, and Sun Ping, a Director, as committee members. Wang Fanghua shall be the chairman (convener).

Voting result: votes in favour of: 15; vote against: 0; votes abstained: 0.

III. Resolution in respect of formulating the *Operating Rules for the Audit Committee of the Board*

Voting result: votes in favour of: 15; vote against: 0; votes abstained: 0.

IV. Resolution in respect of formulating the *Operating Rules for the Remuneration and Appraisal Committee of the Board*

Voting result: votes in favour of: 15; vote against: 0; votes abstained: 0.

For details of the *Operating Rules for Audit Committee of the Board* and the *Operating Rules for the Remuneration and Appraisal Committee of the Board*, please refer to website of Shanghai Stock Exchange at www.sse.com.cn.

By Order of the Board of
Shanghai Jin Jiang International Hotels Development Company Limited

29 December 2007

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau

Joint Company Secretaries

Shanghai, the PRC
28 December 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the INEDs are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

** The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese versions of the following announcement will be released on 17 January 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the ''Company''), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A shares and B shares are listed on the Shanghai Stock Exchange:

Shanghai Jin Jiang International Hotels Development Company Limited
Announcement in respect of the Listing of Shares in Circulation Subject to Lock-up

The Company and all members of the Board of Directors hereby warrant that the information contained in the announcement is true, accurate and complete and jointly and severally accept responsibility for any misrepresentations, misleading statements or material omissions herein.

Important Notes:

- The number of shares in circulation subject to lock-up that will be listed is 30,162,037 shares.
- The listing date of such shares in circulation subject to lock-up that will be listed is 23 January 2008.

I. Information pertinent to the Share Split Reform Plan

1. The Share Split Reform Plan of the Company was passed at the relevant shareholders meeting held on 16 December 2005 and was implemented with 19 January 2006 as the record date. Resumption of trading in the shares for the first time subsequent to the Share Split Reform Plan was 23 January 2006.

2. There are no arrangements for any further increase of the consideration under the

Share Split Reform Plan of the Company.

II. Relevant undertakings in respect of the listing of shares in circulation subject to lock-up under the Share Split Reform Plan

Shanghai Jin Jiang International Hotels (Group) Company Limited, the controlling shareholder, undertaken that, within two months subsequent to the completion of the Share Split Reform Plan, it will inject not less than RMB30 million for the purpose of increasing its holding of A Shares of the Company as and when appropriate. During the said period of implementing the increase of its holding of A Shares of the Company and within six months subsequent to the completion of such plan, it will not dispose of any shares acquired and will fulfill its related obligations of information disclosure.

Implementation: On 23 March 2006, the Company disclosed the information relating to the increase in shareholding in the Company by the controlling shareholder by means of an announcement, in which it was stated that the controlling shareholder had acquired from the secondary market, in aggregate, 14,770,003 A Shares of the Company by injecting RMB100,048,400 in total. Accordingly, the controlling shareholder has fulfilled its undertaking in respect of the increase in its shareholding in the Company.

III. Changes in the share capital structure and shareholding in the Company subsequent to the implementation of the Share Split Reform Plan

1. Since the implementation of the Share Split Reform Plan and up to now, changes in the share capital structure of the Company [are as follows]:

Unit: Share(s)		Number of shares held subsequent to the implementation of the Share Split Reform Plan	Changes in the number of shares	Subsequent to the listing for the second time on 21 March 2007
Shares in circulation subject to lock-up	State-owned shares Note 1	287,160,085	-30,162,037	256,998,048
	Other domestic legal person shares	31,229,055	-28,913,379	2,315,676 Note2
	Total number of shares in circulation subject to lock-up	318,389,140	-59,075,416	259,313,724
Shares in circulation not subject to lock-up	A Shares	128,851,600	59,075,416	187,927,016
	B Shares	156,000,000	0	156,000,000
	Total number of shares in circulation not subject to lock-up	284,851,600	59,075,416	343,927,016
Total number of		603,240,740	0	603,240,740

shares				

Note 1: All state-owned shares were held by Shanghai Jin Jiang International Hotels (Group) Company Limited.

Note 2: Of which, Shanghai Jin Jiang International Hotels (Group) Company Limited held 1,535,676 shares.

2. Subsequent to the listing of part of the shares in circulation subject to lock-up for the second time on 21 March 2007, the rest shares in circulation subject to lock-up remained unchanged.

IV. There is no misappropriation of capital by the majority shareholder of the Company.

V. Opinion of the sponsor after examination

The sponsor of the Share Split Reform Plan of the Company, 国泰君安证券股份有限公司 (Guotai Junan Securities Company Limited), was of the opinion after examination that "the relevant shareholders of the Company have complied with their undertakings made under the Share Split Reform Plan, and the application for the listing of shares in circulation subject to lock-up made by the Board of Directors of the Company is in compliance with the relevant regulations."

VI. Information concerning shares in circulation subject to lock-up

1. The number of shares in circulation subject to lock-up that will be listed this time is 30,162,037 shares;

2. The listing date of such shares in circulation subject to lock-up that will be listed this time is 23 January 2008;;

3. A detailed breakdown of the shares in circulation subject to lock-up that will be listed is as follows:

No.	Name of shareholders	Number of shares in circulation subject to lock-up	Percentage in total share capital of the Company	Number of shares to be listed this time	Remaining number of shares in circulation subject to lock-up
1	Shanghai Jin Jiang International Hotels (Group) Company Limited	258,533,724	42.86%	30,162,037	228,371,687
2	上海浦东商业建设有限公司	780,000	0.13%	0	780,000
	Total	259,313,724	42.99%	30,162,037	229,151,687

4. Deviations between the listing of shares in circulation subject to lock-up and the information as set out in the Share Split Reform Plan memorandum:

(1) The number of legal person shares in circulation subject to lock-up that will be listed as disclosed in the Share Split Reform Plan memorandum was 31,229,055 shares, whereas

18,847,769 shares and 10,065,610 shares were listed for circulation on 23 January 2007 and 21 March 2007 respectively, whereas 780,000 shares held by one remaining shareholder will not be listed this time due to non-reimbursement of consideration.

(2)The controlling shareholder of the Company, Jin Jiang International Hotels (Group) Company Limited was converted into Shanghai Jin Jiang International Hotels (Group) Company Limited in January 2006.

5. This listing of shares in circulation subject to lock-up is the third time that the Company has arranged for the listing of shares in circulation subject to lock-up (as a result of the Share Split Reform Plan). The first time when the Company arranged for the listing of shares in circulation subject to lock-up, the listing date was 23 January 2007, and the second time when the Company arranged for the listing of shares in circulation subject to lock-up, the listing date was 21 March 2007.

VII. Changes in share capital structure

Unit: Share(s)		Prior to this listing	Changes in the Number of Shares	Subsequent to this listing
Shares in circulation subject to lock-up	State-owned shares	256,998,048	-30,162,037	226,836,011
	Other domestic legal person shares	2,315,676	0	2,315,676 [Note]
	Total number of shares in circulation subject to lock-up	259,313,724	-30,162,037	229,151,687
Shares in circulation not subject to lock-up	A Shares	187,927,016	+30,162,037	218,089,053
	B Shares	156,000,000	0	156,000,000
	Total number of shares in circulation not subject to lock-up	343,927,016	+30,162,037	374,089,053
Total number of shares		603,240,740	0	603,240,740

Note: Of which, Shanghai Jin Jiang International Hotels (Group) Company Limited held 1,535,676 shares due to reimbursement of consideration.

By Order of the Board of Directors

Shanghai Jin Jiang International Hotels Development Company Limited

17 January 2008

Documents available for inspection:

1. Application form for the listing of shares in circulation subject to lock-up made by the Board of Directors.
2. Evidence of enquiries in respect of the number of registered securities held by investors; and

3. Opinion of the Sponsor after examination.

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the PRC
16 January 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the INEDs are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

END